                                                                  EXHIBIT (c)(3)
                                                                  --------------


                          APPRAISAL OF REAL PROPERTY

                       SUNBURST HOSPITALITY CORPORATION
                                 37 Properties


                              IN A SUMMARY REPORT




                            As of November 14, 2000


                                 Prepared For:

                           The Chase Manhattan Bank
                         380 Madison Avenue, 9th Floor
                         New York, New York 10017-2591



                                 Prepared By:

                            CB Richard Ellis, Inc.
                        Valuation and Advisory Services
                            Lodging Appraisal Group
                      201 South Orange Avenue, Suite 1500
                            Orlando, Florida 32801

                                                     November 14, 2000


Mr. Peter C. Lilienfield
Vice President
The Chase Manhattan Bank
380 Madison Avenue, 9th Floor
New York, New York 10017

Re:  SUNBURST HOSPITALITY CORPORATION
     37 Properties

Dear Mr. Lilienfield:

     In fulfillment of our agreement as outlined in the Letter of Engagement, CB Richard Ellis, Inc. has undertaken an appraisal of each of the 37 hotel properties in the above captioned portfolio; the chart at the end of this document provides details regarding each property, parameters used in the appraisal, and the final value conclusions. This document acts as a summary of the process and conclusions reached in this assignment. Individual Complete, Self Contained appraisals were prepared on each property, inclusive of a description of the property and the market in which it is located. Comparable data is presented and analyzed, leading to a conclusion of the market value of the appropriate fee simple, leased fee or leasehold interest.

     Each property has been appraised under its highest and best use, with consideration given to the property both as vacant and as improved. Consideration was given to typical generators of hotel income and expenses, as well as third party tenants, ground leases, and other sources of revenues and costs. The value conclusions recognize the contributory value of the furniture, fixtures and equipment at each property; an allocation for this element is presented in each appraisal. While the value conclusions do not recognize any existing financing, both excess land and excess development potential, if any, have been taken into account in the final value conclusion.

     The properties contained in this portfolio were individually inspected between September 26th and October 16, 2000 by CB Richard Ellis, Inc. appraisers. The date of value for each property is as detailed in each report.

USPAP/FIRREA Compliance
-----------------------

     This is a Complete Appraisal in a Summary Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice for an Appraisal Report as well as our interpretation of your institution's guidelines and in compliance with the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) 1989 as amended. As such, it presents a brief discussion of the data, reasoning, and analyses that were used in the appraisal process to develop the appraisers' opinions of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraisers' files. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

     We are issuing this Summary Report in advance of our individual Complete Self Contained reports which will be prepared on each asset and forwarded to you shortly.

Portfolio Description
---------------------

     The property appraised consists of the following:

     Thirty-seven (37) hotel properties are operated under various Choice Hotel franchise flags except for one Holiday Inn Express. The 37 properties in this assignment are a part of a total portfolio of 75 hotels owned and operated by Sunburst Hospitality Corporation, a publicly owned and traded corporation which is being purchased by a group of investors (including several current officers of the corporation) and taken private. The 37 properties appraised were located in 14 states with 10 being in Florida and six in North Carolina.

     The 37 properties contain a total of 4,818 rooms. Seven of the hotels with a total of 1,401 rooms (29%) were considered full-service operations with most carrying the Clarion flag. Twelve of the hotels were MainStay Suites, an extended stay operation containing 1,183 rooms (25%). The balance were limited service hotels operated under the Sleep Inn, Comfort Inn or Quality Inn flags.

     Items considered in each appraisal included the brand and franchise affiliation, the type of hotel operation, size of the property in relation to the market and its competitors, age, amenities, source of revenue other than rooms, and the interest to be appraised. The properties appraised include 5 leasehold (subject to ground leases), 3 leased fee, and 29 fee simple properties. In instances where the lease involved a significant component of the improvements or the overall cash flow, the terms of the lease have been considered.

Several properties had somewhat special circumstances:

     1. Property 738, Holiday Inn Express in Miami Springs, Florida was operated historically as a Comfort Inn until converted to a Holiday Inn Express as of August 30, 2000. We noted a stronger reservation system with Holiday Inn and considered that in our valuation.

     2. Properties 764, Clarion and Comfort Inn & Suites in Miami Springs, Florida have been historically operated as two separate hotels (one full service and the other limited service) segmented into a Clarion and Comfort Suites product mix. The hotels shared a ground floor area which contained restaurants, lounges, and separate check-in desks. This property is planned for 2000-2001 conversion totally to a Comfort Inn and Suites, therefore we considered this in our valuation.

     3. Property 731, Clarion Hotel in Baltimore, Maryland also has an off-site parking garage located 4 blocks away from the hotel. The garage provides parking for the hotel as well as others, and has been included in our valuation consideration.

     4. Property 714, Comfort Inn in Pikesville, Maryland has 103 limited service hotel rooms, plus 87 apartment units in four buildings located behind the hotel. 27 of these apartments are operated as extended stay suites as part of the overall hotel operation. 60 of the apartments are master leased for 9 months of the year to a nearby college for student housing, and the units are not utilized in the off-season months.

     5. Property 779, Comfort Inn in Hilton Head, South Carolina operates a water park as a special attraction. Hotel guests get special discounts. All the income areas have been considered in the appraisal.

     6. Property 740, Quality Hotel Maingate in Anaheim, California is situated on a land lease, which expires in 2012. Our investigations and interviews indicated no options to renew and no terms for a new lease; therefore, after discussions with you, the valuation indicated no reversion after 2012.

     7. Property 737, Comfort Inn by the Bay in San Francisco, California is situated on a land lease, which expires in 2012. Our investigations and interviews indicated no options to renew and no terms for a new lease; therefore, after discussions with you, the valuation indicated no reversion after 2012.

Definitions of Value, Interest Appraised, and Other Pertinent Terms
-------------------------------------------------------------------

     The following definition of Market Value has been taken from the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation:

     The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     1.   Buyer and seller are typically motivated;

     2. Both parties are well informed or well advised, and acting in what they consider their own best interests;

     3.   A reasonable time is allowed for exposure in the open market;

     4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

     5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

     Exposure Time

     Under item 3 of the definition of Market Value, the value estimate presumes that "A reasonable time is allowed for exposure in the open market". Exposure time is defined as the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

     Marketing Time

     Marketing time is an estimate of the time that might be required to sell a real property interest at the appraised value. Marketing time is presumed to start on the effective date of the appraisal. Marketing time is subsequent to the effective date of the appraisal and exposure time is presumed to precede the effective date of the appraisal. The estimate of marketing time uses some of the same data analyzed in the process of estimating reasonable exposure time and it is not intended to be a prediction of a date of sale.

     Estimates of exposure and marketing time will be presented in each complete self-contained report.

     The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Third Edition (1993), published by the Appraisal.

     Gross Leasable Area (GLA)

     The total floor area designed for tenants' occupancy and exclusive use, including any basements, mezzanines, or upper floors, expressed in square feet and measured from the centerline of joint partitions and from outside wall faces.

     Fee Simple Estate

     Absolute ownership unencumbered by any other interest or estate, subject to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

     Leased Fee Estate

     An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

     Leasehold Estate

     The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.

     Market Value As Is

     The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; relates to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning.

     Market Rent

     The rental income that a property would most probably command on the open market, indicated by the current rents paid and asked for comparable space as of the date of appraisal.

     Cash Equivalent

     A price expressed in terms of cash, as distinguished from a price expressed totally or partly in terms of the face amounts of notes or other securities that cannot be sold at their face amounts.

Purpose and Intended Use of the Appraisal
-----------------------------------------

     The purpose of this appraisal is to estimate the market value of the respective fee simple, leasehold or leased fee estate in each Sunburst Hospitality Corporation property in the portfolio. The function of this appraisal is for financing purposes.

Extent of the Appraisal Process
-------------------------------

     In the process of preparing each appraisal, we:

     . Inspected the building, site improvements, and market in which each property is located.

     . Interviewed representatives of ownership and/or the property management company, where applicable.

     . Reviewed operating history at each property, including occupancy levels and average daily rates (ADR), as well as a detailed budget of income and expense forecasts.

     . Conducted market research to identify existing competitive properties and proposed additions to the supply of hotel rooms in the market place.

     . Analyzed demand for hotel rooms and estimated future demand growth trends by market segments to derive potential room night demand.

     . Forecasted occupancy patterns based on market segmentation and penetration analysis. A prospective stabilized level of occupancy was projected for those properties not currently considered to be stabilized.

     . Forecasted ADR and subsequent increases based on historic performance, changes in market supply and demand, and potential property specific physical and marketing changes. A prospective stabilized ADR was projected for those properties not currently considered to be stabilized.

     . Reviewed third party leases for tenants occupying portions of the improvements, as well as ground leases.

     . Identified recent sales of similar properties to ascertain sales price per room, effective gross revenue multipliers and capitalization rates.

     . Developed a value estimate of the property through direct sales comparison.

     . Based on occupancy and ADR projections, estimated revenues from rooms as well as other associated departments (food and beverage, telephone, other).

     . Prepared a forecast of income and expenses in keeping with the Uniform System of Accounts for Hotels in connection with an estimate of stabilized net income for direct capitalization purposes, and/or developed a discounted cash flow analysis over a 10 year holding period. Revenue from third party leases and the expense attributed to ground leases, if any, were considered in each property's projected cash flows.

     . Converted the projected cash flows into an indicator of value utilizing capitalization and discount rates derived from industry surveys, comparable transactions and an analysis of debt and equity parameters.

     . Reconciled the value indications from the Sales Comparison and Income Approaches and concluded to a final value estimate for the property. An allocation was subsequently made for FFE, and real estate components.

     .    Estimated insurable value for each property.

     . For this assignment, Complete appraisals of the subject properties have been performed with the results being conveyed in individual Self-Contained reports. A Complete appraisal involves an estimate of market value without any departure from the Uniform Standards of Professional Appraisal Practice maintained by the Appraisal Foundation. A Self-Contained report makes a comprehensive presentation of the data and analyses that serve as the basis of our conclusion of value for the subject property.

Valuation Methodology
---------------------

     Our valuation methodology has considered all three approaches to value. The most appropriate methodology was matched to the specific interest being appraised (i.e. fee simple, leased fee, leasehold). The charts presented at the end of this summary report provide specific details regarding the interest appraised, significant parameters used in the valuation of each property, and the final value conclusion. In each instance, the property's highest and best use was determined and formed the basis for valuation. The value of any excess land and/or excess development potential has been taken into account in the final value conclusion.

     The Cost Approach was not utilized in this assignment. While some of the
         -------------
properties were recently constructed, it was determined that the Cost Approach was not a reliable indicator of market value because of the inherent entrepreneurial and business enterprise value in hotels. Investors and sellers base their purchase decisions primarily on the value of the cash flows of the property. Elements of the Cost Approach have been used in deriving Insurable Value for each property.

     The Sales Comparison Approach has been used to estimate the value of each
         -------------------------
property based upon recent comparable sales. A national database of transactions has been supplemented with local and regional sales of comparable properties. Sale prices per room or unit have been analyzed and an appropriate unit rate selected for application to the subject. Where available, an overall capitalization rate was extracted from these sales for use in the Income Approach.

     The Income Approach is a method of converting the anticipated economic
         ---------------
benefits of owning property into a value estimate through capitalization. The most common methods of converting net income into value are direct capitalization and discounted cash flow analysis. The application of the appropriate Income Approach technique is determined based upon the specific appraisal situation. A combination of direct capitalization and discounted cash flow analysis has been utilized in the valuation of the individual properties in the portfolio.

     Historical operations at each property were reviewed along with a market segmentation analysis to derive projected occupancy and average daily rates over the projected holding period. This included consideration of existing competitors in the market, as well as anticipated new construction. Expenses were projected based upon operating histories as well as industry standards, with consideration given to existing franchise agreements, reserves for replacement, and management fees. The projected income stream was either capitalized into an indicator of value using a direct capitalization methodology or the use of a discounted cash flow analysis. In those instances where the property was not considered to be stabilized, both a current market value and a prospective stabilized value were estimated.

     In the instance of a property subject to a ground lease (where the value reflects the leasehold interest), the annual rent was recognized as an additional expense line item, with an adjustment made, as necessary, in the selected capitalization or discount rate. For leased fee properties (with third party tenants), lease revenues were reflected in the cash flows, with an adjustment made, as necessary, in the selected capitalization or discount rate.

Conclusion
----------

     The indicators of value derived via the methodologies summarized above were reconciled into a market value after weighing the strengths and weaknesses of each approach, leading to a final conclusion of value. The individual values that comprise our conclusions are presented in the summary chart shown below.

     It should be noted that the summation of these values should not be considered a reflection of value to a single purchaser of the defined portfolio. Furthermore, the value conclusions displayed herein are subject to CB Richard Ellis, Inc. standard Assumptions and Limiting Conditions, which are attached at the end of this report.

                                          Respectfully submitted,

                                          CB RICHARD ELLIS, INC.
                                          Valuation & Advisory Services


                                          Sam Hines, MAI, CRE
                                          Senior Managing Director

                                                         CHARTS
                                         SUNBURST HOTEL PORTFOLIO - CBRE VALUATION

                                                                                        Estate       Market        Date of
   #       Name                                 Address               City      State   Valued        Value         Value
----------------------------------------------------------------------------------------------------------------------------
  735   Clarion on the Lake            4813 Central Ave (SR 7S)  Hot Springs      AR      FS          $8,300,000    10/16/00
  864   MainStay Suites                2165 W 15 St              Tempe            AZ      FS          $4,500,000    10/29/00
  740   Quality Hotel-Maingate         616 Convention Way        Anaheim          CA      LH          $7,740,000     10/4/00
  737   Comfort Inn by the Bay         2775 Van Ness Ave         San Francisco    CA      LH         $10,600,000     10/5/00
  858   MainStay Suites                4693 Salisbury Rd         Jacksonville     FL      FS          $5,150,000     10/6/00
  720   Quality Hotel Southpoint       4660 Salisbury Rd         Jacksonville     FL      LF          $6,800,000     10/6/00
  859   MainStay Suites                1040 Greenwood Blvd.      Lake Mary        FL      FS          $6,200,000     10/9/00
  852   MainStay Suites                101 Fairway Dr            Miami Springs    FL      FS          $8,100,000    10/11/00
  738   Holiday Inn Express            5125 NW 36 St             Miami Springs    FL      FS          $4,400,000    10/11/00
  711   Sleep Inn - Miami Airport      105 Fairway Dr            Miami Springs    FL      FS          $6,500,000    10/11/00
  764   Comfort Inn & Suites/Clarion   5301 NW 36 St.            Miami Springs    FL      FS         $11,800,000    10/10/00
  742   Comfort Inn                    830 Lee Road              Orlando          FL      FS          $5,150,000    10/09/00
  789   Comfort Inn                    1901 Palm Bch Lake Blvd   WPBeach          FL      FS          $6,600,000    09/27/00
  734   Quality Inn                    9090 Wesleyan Road        Indianapolis     IN      FS          $3,200,000    10/03/00
  861   MainStay Suites                8520 NW Blvd.             Indianapolis     IN      FS          $4,000,000    10/03/00
  768   Sleep Inn                      10322 Plaza Americana Dr  Baton Rouge      LA      FE          $1,700,000    10/10/00
  724   Comfort Inn University         2445 So. Acadian          Baton Rouge      LA      LH          $5,750,000    10/10/00
  865   MainStay Suites                120 Admiral Cochrane Dr   Annapolis        MD      FS          $7,800,000    10/10/00
  731   Clarion Hotel                  612 Cathedral St          Baltimore        MD      FS          $7,200,000     10/3/00
  714   Comfort Inn NW                 10 Wooded Way             Pikesville       MD      LH          $4,450,000     10/3/00
  727   Clarion Hotel                  321  W. Woodlawn Rd       Charlotte        NC      FS          $3,000,000     10/4/00
  798   Sleep Inn                      8525 No. Tryon St         Charlotte        NC      FS          $5,000,000     10/3/00
  770   Comfort Inn                    5822 Westpark Dr          Charlotte        NC      FS          $3,175,000     10/4/00
  747   Sleep Inn                      2617 Appliance Ct         Raleigh          NC      FS          $1,900,000    09/26/00
  868   MainStay Suites                2601 Appliance Ct         Raleigh          NC      FS          $3,000,000    09/26/00
  788   Quality Suites                 4400 Capital Blvd         Raleigh          NC      FS          $4,500,000    09/26/00
  874   MainStay Suites                One Plaza Drive           Secaucus         NJ      LH         $17,000,000    10/11/00
  862   MainStay                       25 Merritt Blvd           Fishkill         NY      FS          $8,700,000     10/9/00
  857   MainStay Suites                4630 Creek Road           Blue Ash         OH      FS          $4,750,000     10/6/00
  705   Clarion Hotel                  7007 No. High Street      Worthington      OH      FS          $6,300,000     10/5/00
  870   MainStay Suites                8 E. Swedesford Road      Malvern          PA      LH          $6,200,000    10/11/00
  779   Comfort Inn                    2 Tanglewood Dr           Hilton Head      SC      LF          $5,300,000    10/06/00
  869   MainStay Suites                5045 No. Arc Lane         No Charleston    SC      FS          $5,460,000    09/26/00
  754   Sleep Inn                      750 Six Flags Dr          Arlington        TX      FE          $3,850,000     10/9/00
  769   Sleep Inn                      15675 JFK Blvd.           Houston          TX      FE          $3,100,000     10/9/00
  748   Sleep Inn                      1990 No. I-H35            Round Rock       TX      FE          $3,900,000    10/12/00
  761   Sleep Inn                      8318 IH 10 W.             San Antonio      TX      FE          $2,100,000    10/12/00
                                                                                                    ------------
                                                                                         Total      $213,175,000

                      ASSUMPTIONS AND LIMITING CONDITIONS
                      -----------------------------------

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to total that would adversely affect marketability or value. CB Richard Ellis, Inc. is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CB Richard Ellis, Inc., however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject property's title should be sought from a qualified title company that issues or insures title to real property. CB Richard Ellis, Inc. assumes no private deed restrictions, limiting the use of the subject property in any way.

2. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.

3. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.

4. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.

5. CB Richard Ellis, Inc. is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.

6. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the appraisers. CB Richard Ellis, Inc. has no knowledge of the existence of such materials on or in the property. CB Richard Ellis, Inc., however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

     We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.

7. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.

8. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CB Richard Ellis, Inc. professionals are not engineers and are not competent to judge matters of an engineering nature. CB Richard Ellis, Inc. has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CB Richard Ellis, Inc. by ownership or management; CB Richard Ellis, Inc. inspected less than 100% of the entire interior and exterior portions of the improvements; and CB Richard Ellis, Inc. was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CB Richard Ellis, Inc. reserves the right to amend the appraisal conclusions reported herein.

9. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CB Richard Ellis, Inc. has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CB Richard Ellis, Inc. reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CB Richard Ellis, Inc. of any questions or errors.

10. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CB Richard Ellis, Inc. will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.

11. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.

12. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CB Richard Ellis, Inc. does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CB Richard Ellis, Inc.

13. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CB Richard Ellis, Inc. to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.

14. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.

15. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.

16. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.

17. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CB Richard Ellis, Inc. unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CB Richard Ellis, Inc. assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

18. CB Richard Ellis, Inc. assumes that the subject property analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.

19. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CB Richard Ellis, Inc. This report may be subject to amendment upon re-inspection of the subject property subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.

20. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CB Richard Ellis, Inc. assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.

21. The Americans with Disabilities Act (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CB Richard Ellis, Inc. has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CB Richard Ellis, Inc. has no specific information relating to this issue, nor is CB Richard Ellis, Inc. qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject property.

22. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client proximately result in damage to Appraiser. The Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover from the other reasonable attorney fees and costs.

23. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CB Richard Ellis, Inc. or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.